Exhibit (d)(2)

Schedule A

(As of April 17, 2026)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

Amplify HYG High Yield 10% Target Income ETF	0.40%	February 10, 2026	April 15, 2026	April 17, 2026	February 10, 2028
Amplify LQDM Investment Grade 12% Target Income ETF	0.40%	February 10, 2026	April 15, 2026	April 17, 2026	February 10, 2028